SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: October 29, 2009

List of materials

Documents attached hereto:

i) Press release entitled Notice Regarding Interim Dividend For the Fiscal Year Ending March 31, 2010

News & Information	1-7-1 Konan, Minato-ku Tokyo, 108-0075 Japan

Notice Regarding Interim Dividend
For the Fiscal Year Ending March 31, 2010

Sony Corporation (the “Corporation”) approved, at the meeting of its Board of Directors held on October 29, 2009, the interim cash dividends on shares of common stock for the fiscal year ending March 31, 2010 (from April 1, 2009 to March 31, 2010) as follows.

I.	Details of Interim Dividend

	Resolution	Latest dividend forecast (July 30, 2009)	FY 2008 Interim dividend (Actual)
Record date	September 30, 2009	September 30, 2009	September 30, 2008
Dividend per share	¥12.50	Undecided	¥30.00*
Total amount of dividend	¥12,544 million	―	¥30,104 million
Date of dividend payment	December 1, 2009	―	December 1, 2008
Source of dividend	Retained earnings	―	Retained earnings
*	Includes a special cash dividend of ¥10.

II.	Reasons for Determination of Dividend Amount
The Corporation believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders, and it is the Corporation’s policy to strive for the perpetuation of stable dividends.  The Corporation made its decision with respect to the interim dividend for the fiscal year ending March 31, 2010 based on its current financial results and cash flows.

(Reference) Dividend Actual

	Dividend per share
	Interim dividend		Year-end dividend	Annual dividend (total)
FY 2008 (ended March 31, 2009)	¥30.00	*	¥12.50	¥42.50
FY 2007 (ended March 31, 2008)	¥12.50		¥12.50	¥25.00
*	Includes a special cash dividend of ¥10.